FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

ASUR 1Q18 Passenger Traffic Increased 9.3% YoY

in Mexico and Declined 19.2% in San Juan, Puerto Rico and 5.2% in Colombia

Mexico City, April 23, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced results for the three-month period ended March 31, 2018.

1Q18 Highlights1

•	Passenger traffic in Mexico increased 9.3% YoY, reflecting increases of 12.4% and 7.3% in domestic and international traffic, respectively. Cancun Airport was the main traffic driver.

•	Traffic in Puerto Rico (Aerostar) declined 19.2% YoY, 17.0% in domestic traffic and 35.6% in international traffic, impacted by Hurricane Maria, which hit the island in September 2017.

•	Traffic in Colombia (Airplan) fell 5.2% YoY, reflecting a decline of 8.7% in domestic traffic that more than offset a 19.9% increase in international traffic.

•	Consolidated commercial revenues per passenger reached Ps.99.9.

•	Consolidated EBITDA up 50.8% YoY, reaching Ps.2,670.5 million.

•	Closed the quarter with a cash position of Ps.5,725.3 million. Net Debt to LTM EBITDA stood at 1.36x, reflecting consolidation of Aerostar and Airplan.

Table 1: Financial & Operational Highlights [1]
	First Quarter		% Chg
	2017	2018
Financial Highlights
Total Revenue	2,476,748	3,916,573	58.1
- Mexico	2,476,748	2,597,374	4.9
- Puerto Rico	0	642,548	n/a
- Colombia	0	676,651	n/a
Commercial Revenues per PAX	117.8	99.9	(15.2)
- Mexico	117.8	114.0	(3.2)
- Puerto Rico	0	117.5	n/a
- Colombia	0	36.9	n/a
EBITDA	1,771,234	2,670,497	50.8
Net Income	1,338,640	1,467,083	9.6
Majority Net Income	1,338,640	1,454,626	8.7
Earnings per Share (in pesos)	4.4621	4.8488	8.7
Earnings per ADS (in US$)	2.4422	2.6538	8.7
Capex	83,514	599,245	617.5
Cash & Cash Equivalents	4,495,303	5,725,346	27.4
Net Debt	10,034,994	11,288,269	12.5
Net Debt/ LTM EBITDA	1.47	1.36	(7.8)
Operational Highlights
Passenger Traffic
- Mexico	7,797,795	8,521,916	9.3
- Puerto Rico	2,299,936	1,858,298	(19.2)
- Colombia	2,515,550	2,384,826	(5.2)

1Q18 Earnings Call

Date & Time: Tuesday, February 24, 2018 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-800-289-9838 (US & Canada); 1-323-794-2551 (International & Mexico). Access Code: 3252230.

Replay: Tuesday, April 24, 2018 at 1:00 PM US ET, ending at 11:59 PM US ET on May 1, 2018. Dial-in number: 1-844-512-2921 (US & Canada) 1-412-317-6671 (International & Mexico); Access Code 3252230.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), including application of IFRS 9 and 15 that came into force in 2018, and represent comparisons between the three-month period ended March 31, 2018, and the equivalent three-month period ended March 31, 2017. On May 26, 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis, while until then, results were accounted for by the equity method. Furthermore, starting October 19, 2017, ASUR began to consolidate results of Airplan in Colombia. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.18.2709 (source: Diario Oficial de la Federacion de Mexico) while Colombian peso figures are calculated at the exchange rate of COL$ 153.77 = Ps. 1.00 Mexican pesos (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 17 of this report.

ASUR 1Q18 Page 1 of 25

Passenger Traffic

ASUR’s total passenger traffic in 1Q18 increased 1.2% YoY to 12.8 million passengers, reflecting a 9.3% increase in traffic in Mexico that was partially offset by declines of 19.2% in Puerto Rico and 5.2% in Colombia.

The 9.3% YoY growth in passenger traffic in Mexico reflects increases of 12.4% and 7.3% in domestic and international traffic, respectively. Cancun was the main driver behind traffic growth, reporting increases of 16.4% and 7.2% in domestic and international traffic, respectively, with the majority of ASUR’s other Mexican airports also contributing to higher traffic.

In Puerto Rico, traffic remained impacted by Hurricane Maria which hit the island in September 2017. Consequently, total passenger traffic at LMM Airport in 1Q18 declined 19.2% YoY, with reductions of 17.0% and 35.6% in domestic and international traffic.

In Colombia, international traffic increased 19.9% YoY but was more than offset by an 8.7% decline in domestic traffic.

Tables with detailed passenger traffic information for each airport can be found on page 20 of this report.

Table 2: Passenger Traffic Summary
	First Quarter		% Chg
	2017	2018
Total Mexico	7,797,795	8,521,916	9.3
- Cancun	5,970,339	6,545,201	9.6
- 8 Other Airports	1,827,456	1,976,715	8.2
Domestic Traffic	3,077,799	3,458,958	12.4
- Cancun	1,571,040	1,829,258	16.4
- 8 Other Airports	1,506,759	1,629,700	8.2
International Traffic	4,719,996	5,062,958	7.3
- Cancun	4,399,299	4,715,943	7.2
- 8 Other Airports	320,697	347,015	8.2
Total Puerto Rico (1)	2,299,936	1,858,298	(19.2)
Domestic Traffic	2,027,682	1,682,957	(17.0)
International Traffic	272,254	175,341	(35.6)
Total Colombia (2)	2,515,550	2,384,826	(5.2)
Domestic Traffic	2,204,773	2,012,117	(8.7)
International Traffic	310,777	372,709	19.9
Total Traffic	12,613,281	12,765,040	1.2
Domestic Traffic	7,310,254	7,154,032	(2.1)
International Traffic	5,303,027	5,611,008	5.8

1 On May 26, 2017, ASUR increased its ownership stake in LMM Airport (Puerto Rico) from 50% to 60%. ASUR began fully consolidating line by line Aerostar’s operations starting June 1, 2017. For comparison purposes, this table includes traffic figures for LMM Airport for 1Q18 and 1Q17. 2 On October 19, 2017, ASUR began to consolidate Airplan’s operations (Colombia). For comparison purposes, this table includes traffic figures for Airplan from March 1 through March 31, 2017 and 2018.

Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

Review of Consolidated Results

In May 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, until May 31, 2017, ASUR’s ownership in Aerostar was accounted for by the equity method, while starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis. In addition, on October 19, 2017, ASUR acquired a 92.42% ownership stake in Airplan, which operates six airports in Colombia, and starting on that date, ASUR began to fully consolidate its operations on a line by line basis.

In accordance with IFRS 3 “Business Combinations”, in 1Q18, ASUR accounted for the result of the valuation of its investment in Aerostar based on its acquisition of an additional 10% ownership stake on May 26, 2017, resulting in ASUR holding a 60% interest in Aerostar. As a result, ASUR’s financial statements for 1Q18 reflect the following effects: i) in the Income Statement, Ps.42.3 million in amortization of the concession, a Ps.14.1 million gain from deferred income taxes, and Ps.11.3 million in recognition off the minority interest in Aerostar; and ii) in the Balance Sheet, the recognition of a net intangible asset of Ps.5,912.0 million, goodwill of Ps.887.2

ASUR 1Q18 Page 2 of 25

million (net of an impairment of Ps.4,719.1 million), deferred taxes of Ps.591.3 million, and a minority interest of Ps.5,341.1 million in Stockholders' Equity.

In 1Q18, ASUR also accounted for the result of the valuation of its investment in Airplan based on its acquisition of a 92.42% ownership stake on October 19, 2017. As a result, ASUR’s financial statements for 1Q18 reflect the following effects: i) in the Income Statement, Ps.24.0 million in amortization of the concession partially offset by a Ps.7.9 million gain from deferred income taxes and Ps.1.2 million in recognition of the minority interest in Airplan; and ii) in the Balance Sheet, the recognition of a net intangible asset of Ps.1,418.0 million, goodwill of Ps.1,504.9 million, deferred taxes of Ps.612.9 million, and a minority interest of Ps.153.3 million in Stockholders' Equity.

Table 3: Summary of Consolidated Results
	First Quarter		% Chg
	2017	2018
Total Revenues	2,476,748	3,916,573	58.1
Aeronautical Services	1,348,097	2,204,696	63.5
Non-Aeronautical Services	1,021,960	1,399,478	36.9
- Commercial Revenues	924,175	1,283,552	38.9
Total Revenues Excluding Construction Revenues	2,370,057	3,604,174	52.1
Construction Revenues [5]	106,691	312,399	192.8
Total Operating Costs & Expenses	844,506	1,719,172	103.6
Operating Profit	1,632,242	2,197,401	34.6
Operating Margin	65.9%	56.1%	(980 bps)
Adjusted Operating Margin[1]	68.9%	61.0%	(790 bps)
EBITDA	1,771,234	2,670,497	50.8
EBITDA Margin	71.51%	68.2%	(333 bps)
Adjusted EBITDA Margin[2]	74.73%	74.1%	(64 bps)
Net income	1,338,640	1,467,083	9.6
Net income majority	1,338,640	1,454,626	8.7
Earnings per Share	4.4621	4.8488	8.7
Earnings per ADS in US$	2.4422	2.6538	8.7

Total Commercial Revenues per Passenger [3]	117.8	99.9	(15.2)
Commercial Revenues from Direct Operations per Passenger [4]	19.0	18.2	(4.4)
Commercial Revenues Excl. Direct Operations per Passenger	98.7	81.7	(17.3)
[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, and is equal to operating profit divided by total revenues less construction services revenues.
[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, and is calculated by dividing EBITDA by total revenues less construction services revenues.
[3] Passenger figures include transit and general aviation passengers Mexico and Puerto Rico.
[4] Represents ASUR´s operations in convenience stores.
[5]Construction revenues for Airplan in 1Q18 include the actual construction revenues which is equal to the construction cost of Ps.75.9 million, and an estimated revenue due to valuation of the intangible to present value (guaranteed revenues from the concession) of Ps 214.8 million according to IFRIC 12.

Consolidated Revenues

Consolidated Revenues for 1Q18 increased 58.1% YoY to Ps.3,916.6 million, mainly as a result of the following increases:

•	63.5% in revenues from aeronautical services to Ps.2,204.7 million, principally due to the Ps.1,497.8 million increase in revenues from aeronautical services in Mexico, along with aeronautical revenues of Ps.412.0 million from Aerostar and Ps.294.8 million from Colombia;
•	36.9% in revenues from non-aeronautical services to Ps.1,399.5 million, principally reflecting the 38.9% increase in commercial revenues. Mexico contributed with Ps.1,087.8 million, further supported by contributions of Ps.220.6 million from Puerto Rico and Ps.91.1 million from Colombia; and
•	192.8% in revenues from construction services in Mexico, Puerto Rico and Colombia as a result of higher capital expenditures and other investments in concessioned assets during the period.

Excluding revenues from construction services, which are deducted as costs under IRFS accounting standards, total revenues would have increased 52.1% YoY to Ps.3,604.2 million. Total revenues at Aerostar and Colombia for 1Q17 represented 17.6% and 10.7%, respectively, of ASUR’s consolidated revenues excluding revenues from construction services.

ASUR 1Q18 Page 3 of 25

Commercial Revenues in 1Q18 increased 38.9% YoY, mainly reflecting the 9.3% increase in total passenger traffic in Mexico, along with contributions of Ps.218.3 million and Ps.89.7 million in commercial revenues in Puerto Rico and Colombia, respectively, in 1Q18. Commercial revenues in Mexico rose 5.6%, mainly driven by increases in Duty Free, Food and Beverages, and Retail among others, mainly reflecting the opening on Terminal 4 at Cancun Airport during 4Q17.

Commercial Revenues per Passenger declined to Ps.99.9 in 1Q18, from Ps.117.8 in 1Q17, with Mexico contributing with Ps.114.0, Puerto Rico with Ps.117.5 and Colombia with Ps.36.9 revenues per passenger in 1Q18. During the period, commercial revenues per passenger declined 3.2% in Mexico, but increased 10.8% in Puerto Rico and 3.8% in Colombia.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, for 1Q18 increased by 103.6% YoY, or Ps.874.6 million, to Ps.1,719.2 million, mainly impacted by the following increases:

•	12.3%, or Ps.90.8 million, in Mexico mainly due to increases in professional fees, higher cost of sales from the opening of stores directly operated by ASUR in Terminal 4 of Cancun Airport, as well as security and maintenance expenses.

•	18.1%, or Ps.76.2 million, in Puerto Rico mainly due to the Ps.28.4 million increase in concession fees and Ps.12.4 million from the recognition of extraordinary expenses resulting from Hurricane Maria in Puerto Rico.

•	26.5%, or Ps.62.2 million, in Colombia principally reflecting a Ps.76.8 million increase in the amortization of the concession (includes Ps.24.0 million from the recognition of the intangible asset resulting from the valuation of Airplan under IFRS 3), resulting from the increase in accumulated amortization from 67.36% as of March 2017 to 78.03% as of March 2018.

Excluding construction costs, operating costs and expenses increased 119.8% to Ps.1,621.6 million.

Cost of Services increased 130.6%, mainly reflecting expenses of Ps.314.0 million and Ps.90.8 million in Puerto Rico and Colombia, respectively, reflecting the consolidation of those operations. Mexico contributed with a Ps.42.8 million increase in cost of services, reflecting higher maintenance expenses resulting from the opening of Terminal 4 in Cancun airport, along with higher cost of sales from convenience stores directly operated by ASUR. Higher energy, security, maintenance and professional fees, also contributed to the increase in cost of services.

Construction Costs declined 8.5% YoY to Ps.97.6 million, mainly due to higher levels of capital improvements made to the concessioned assets during the period. Mexico contributed with Ps.11.8 million in construction costs, Puerto Rico with 9.9 million and Colombia with Ps.75.9 million.

G&A Expenses, which reflect administrative expenses in Mexico, increased 2.0% YoY.

Consolidated Technical Assistance increased 11.0% YoY, mainly reflecting EBITDA growth in Mexico excluding extraordinary items, a factor in the calculation of the fee.

Concession fees increased 108.0% YoY, mainly reflecting higher fees paid to the Mexican government, mainly due to an increase in regulated revenues in Mexico, a factor in the calculation of the fee. Concession fees for 1Q18 also include Ps.31.1 million from Puerto Rico as starting year six of the concession, the fee is equivalent to 5% of revenues.

Depreciation and Amortization increased 223.4%, principally due to the Ps.35.3 million increase in Puerto Rico derived from the recognition of the concession resulting from the valuation of the investment in Aerostar under IFRS 3 which impacted amortization by Ps.42.3 million. Colombia also reflects a Ps.76.8 million increase in depreciation (includes recognition of the Ps.24 million in amortization of the intangible asset resulting from the valuation of the investment in Airplan under IFRS 3), as a result of the increase in the accumulated amortization rate from 67.36% in March 2017 to 78.03% in March 2018.

ASUR 1Q18 Page 4 of 25

Consolidated Operating Profit and EBITDA

In 1Q18, ASUR reported a Consolidated Operating Gain of Ps.2,197.4 million and Operating Margin of 56.1%, mainly as a result of increases of 63.5%, or Ps.856.6 million, in aeronautical revenues, and 38.9%, or Ps.359.4 million in commercial revenues, as well as contributions in operating income of Ps.136.2 and Ps.304.3 million from Puerto Rico and Colombia, respectively.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, is calculated as operating profit divided by total revenues less construction services revenues; and was 61.0% in 1Q18 compared with 68.9% in 1Q17.

EBITDA increased 50.8%, or Ps.899.3 million, to Ps.2,670.5 million in 1Q18, with Puerto Rico contributing with Ps.311.9 million and Colombia with Ps.434.3 million in EBITDA. Mexican operations reported an 8.6% YoY increase in EBITDA during the quarter. During 1Q18, ASUR recognized Ps.312.4 million in Construction Revenues, a year-on-year increase of 192.8%, due to higher capital expenditures and investments in concessioned assets. As a result, 1Q18 EBITDA Margin was 68.2% compared to 71.5% in 1Q17.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia was 74.1% in 1Q18 compared to 74.7% in 1Q17.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	First Quarter		% Chg
	2017	2018
Interest Income	54,539	70,246	28.8
Interest Expense	(41,314)	(311,507)	654.0
Foreign Exchange Gain (Loss), Net	7,173	44,917	526.2
Total	20,398	(196,344)	(1,062.6)

In 1Q18, ASUR reported a Ps.196.3 million Consolidated Comprehensive Financing Loss, compared to a Ps.20.4 million gain in 1Q17.

Interest expense rose by Ps.270.2 million during the period, reflecting mainly a higher debt balance resulting from the consolidation of Aerostar (Puerto Rico) and Airplan (Colombia), as well as interest generated by the loans incurred in Mexico in October 2017. Interest expenses in Puerto Rico amounted to Ps.127.8 million in 1Q18, while Colombia contributed Ps.79.5 million in interest expenses. Interest income increased by Ps.15.7 million, as a result of a higher cash balance and the increase in interest rates.

In 1Q18, ASUR reported a foreign exchange gain of Ps.44.9 million, resulting from the 4.6% quarterly average depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net asset position. This compared to a Ps.7.2 million foreign exchange gain in 1Q17 resulting from the 1.2% quarterly average Mexican peso appreciation during that period.

Income Taxes

Income Taxes for 1Q18 rose by Ps.151.1 million year-over-year, principally due to the following factors:

•	A Ps.2.2 million increase in the provision for income taxes, mainly reflecting a higher taxable income base at Cancun Airport partially offset by a deferred income tax gain in Colombia derived from changes in tax legislation according to Decree 2235 published on December 27, 2017.

•	A Ps.148.9 million increase in deferred income taxes, largely reflecting the effects of Decree 2235, issued on December 27, 2017, with respect to the treatment of tax assets and liabilities in Colombia, which resulted in an expense of Ps.105.2 million in 1Q18, partially offset by the recognition of the inflation benefit from deferred income tax. Inflation in 1Q18 was 1.24%, compared to 1.67% deflation in 1Q17.

ASUR 1Q18 Page 5 of 25

Majority Net Income

Majority Net Income for 1Q18 increased by 8.7% to Ps.1,454.6 million, up from Ps.1,338.6 million in 1Q17. Earnings per common share for the quarter were Ps.4.8488 and earnings per ADS (EPADS) were US$2.6538 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.4.4621 and EPADS of US$2.4422 for the same period last year.

Consolidated Financial Position

On March 31, 2018, airport concessions represented 86.5% of the Company’s total assets, with current assets representing 12.7% and other assets representing 0.8%.

As of March 31, 2018, ASUR had cash and cash equivalents of Ps.5,725.3 million, a 22.4% increase from Ps.4,677.4 million at December 31, 2017. Puerto Rico contributed with Ps.313.1 million in cash and cash equivalents in 1Q18 and Colombia with Ps.61.1 million.

Stockholders’ equity at the close of 1Q18 was Ps.34,775.5 million and total liabilities were Ps.22,131.1 million, representing 61.1% and 38.9% of total assets, respectively. Deferred liabilities represented 13.8% of ASUR’s total liabilities.

Total Debt at quarter-end decreased to Ps.17,013.6 million, from Ps.17,371.4.0 million in December 31, 2017, principally reflecting the consolidation of debt in Puerto Rico and Colombia as shown on Tables 5 and 6, as well as the Ps.4,000 million loan at Cancun Airport. A total of Ps.9,665.3 million of ASUR’s debt, or 56.8% of total debt, is denominated in U.S. dollars, Ps.4,357.0 million, or 25.6%, in Mexican pesos, and Ps.2,991.4 million, or 17.6%, of the total is denominated in Colombian pesos.

Net Debt to LTM EBITDA stood at 1.4x at the end of 1Q18, while the Interest Coverage ratio was 16.9x as of March 31, 2018. This compares with Net Debt to LTM EBITDA and Interest Coverage Ratios of 1.7x and 2.4x as of December 31, 2017, respectively.

Table 5: Consolidated Debt Indicators
	September 30, 2017	December 31, 2017	March 31, 2018
Leverage
Total Debt/ LTM EBITDA (Times) [1]	2.2	2.3	2.0
Total Net Debt/ LTM EBITDA (Times) [2]	1.0	1.7	1.4
Interest Coverage Ratio [3]	8.8	2.4	16.9
Total Debt	14,712,448	17,371,398	17,013,615
Short-term Debt	4,053,751	173,471	449,618
Long-term Debt	10,658,697	17,197,927	16,563,997
Cash & Cash Equivalents	7,678,970	4,677,454	5,725,346
Total Net Debt [4]	7,033,478	12,693,944	11,288,269

[1] The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.

[2] The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

[3] The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.

[4] The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

ASUR 1Q18 Page 6 of 25

Table 6: Consolidated Debt Profile (US$ million)
	Airport	Payment of principal	Currency	Interest Rate	Amortization Schedule
					2018	2019	2020	2021 /22	2023 /35	Total
5 Yr-Syndicated Credit Facility	Cancun	Bullet	$Usd	Libor + 1.5250%	-	-	-	-	72.5	72.5
5 Yr-Syndicated Credit Facility	Cancun	Bullet	$Usd	Libor + 1.4500%	-	-	-	-	72.5	72.5
5 Yr-Syndicated Credit Facility	Cancun	Bullet	$PMx	Tiie + 1.25%	-	-	-	2,000.0	-	2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	Tiie + 1.25%	-	-	20.0	1,860.0	120.0	2,000.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	5.75%	5.8	5.2	5.3	17.1	162.9	196.3
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	6.75%	5.1	5.2	5.3	18.3	153.8	187.7
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	3,750.0	9,000.0	12,000.0	44,250.0	81,000.0	150,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	2,550.0	6,120.0	8,160.0	30,090.0	55,080.0	102,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	2,250.0	5,400.0	7,200.0	26,550.0	48,600.0	90,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	925.0	2,220.0	2,960.0	10,915.0	19,980.0	37,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	925.0	2,220.0	2,960.0	10,915.0	19,980.0	37,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	200.0	480.0	640.0	2,360.0	4,320.0	8,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	200.0	480.0	640.0	2,360.0	4,320.0	8,000.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF[1] + 4	200.0	480.0	640.0	2,360.0	4,320.0	8,000.0
1 Yr-Treasury	Colombia	Anual	$Pcol	IBR[2] + 2.6	5,000.0	-	-	-	-	5,000.0
1 Yr-Treasury	Colombia	Anual	$Pcol	IBR[2] + 2.6	14,984.0	-	-	-	-	14,984.0

[1] DTF is an average 90-day rate with which the credits in Colombia are subscribed
[2] IBR is a rate that banks offer for short-term bank loans

Capital Expenditures

During 1Q18, ASUR made capital investments for a total of Ps.599.2 million. Of this, Ps.96.3 million relate to the Company’s plan to modernize its Mexican airports pursuant to its master development plans, mainly for the construction of Cancun’s Terminal 4, currently in operation. In addition, during 1Q18, Aerostar invested Ps.199.3 million at LMM Airport in Puerto Rico and Airplan made investments for a total of Ps.303.7 million in Colombia.

Review of Mexico Operations

Table 7: Revenues and Commercial Revenues per Passenger in México
	First Quarter		% Chg
	2017	2018
Total Passenger	7,849	8,561	9.1

Total Revenues	2,476,748	2,597,374	4.9
Aeronautical Services	1,348,097	1,497,847	11.1
Non-Aeronautical Services	1,021,960	1,087,763	6.4
- Commercial Revenues	924,175	975,531	5.6
Construction Revenues	106,691	11,764	(89.0)
Total Revenues Excluding Construction Revenues	2,370,057	2,585,610	9.1

Total Commercial Revenues	924,175	975,531	5.6
Commercial Revenues from Direct Operations	149,377	192,538	28.9
Commercial Revenues Excluding Direct Operations	774,798	782,993	1.1

Total Commercial Revenues per Passenger	117.8	114.0	(3.2)
Commercial Revenues from Direct Operations per Passenger [1]	19.0	22.5	18.2
Commercial Revenues Excl. Direct Operations per Passenger	98.7	91.5	(7.4)

Note: For purposes of this table, approximately 50.7 and 39.1 thousand transit and general aviation passengers are included in 1Q17 and 1Q18, respectively.

[1]Represents ASUR’s operation of convenience stores in airports as well as advertising since September 2017.

ASUR 1Q18 Page 7 of 25

Mexico Revenues

Mexico Revenues for 1Q18 increased 4.9% YoY to Ps.2,597.4 million. Excluding construction, revenues rose 9.1% YoY reflecting the following increases:

•	11.1% in revenues from aeronautical services, mainly due to the 9.3% increase in passenger traffic; and

•	6.4% in revenues from non-aeronautical services, principally reflecting the 5.6% growth in commercial revenues detailed below.

Commercial Revenues in the quarter rose 5.6% YoY, mainly reflecting the 9.1% increase in total passenger traffic (including transit and general aviation passengers) and reported increases across all categories as shown on table 8.

Commercial Revenues per Passenger, in turn, declined 3.2% to Ps.114.0 in 1Q18 from Ps.117.8 in 1Q17.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, and parking lot fees.

As shown in table 9, during the last 12 months, ASUR opened 75 new commercial spaces reflecting the opening of its new Terminal 4 at Cancun Airport and the addition of two commercial spaces at its other eight airports. More details of these openings can be found on pages 20 and 21 of this report.

Table 8: México Commercial Revenues		Table 9: Mexico Summary Retail and Other Commercial Space Opened since March 31, 2017
Business Line	YoY Chg.	Type of Commercial Space (1)	# of spaces opened
	1Q18
		Cancun	73
Teleservices	45.0%	Retail	28
Retail Operations	12.5%	Car Rental	20
Other Revenues	9.6%	Ground Transportation	4
Parking Lot Fees	6.5%	Food and Beverage Operations	17
Duty Free	5.5%	Other Revenues	3
Food and Beverage Operations	5.1%	Duty Free	1
Car Rental Revenues	3.7%	8 Other Airports	2
Ground Transportation	3.6%	Bank and Foreign	1
Banking and Currency Exchange Services	(7.8%)	VIP Lounge	1
Advertising	(38.4%)
Total Commercial Revenues	5.6%	Mexico	75

		1 Only includes new stores opened during the period and excludes remodelings or contract renewals.

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	First Quarter		% Chg
	2017	2018
Cost of Services	342,618	385,389	12.5
Administrative	57,099	58,265	2.0
Technical Assistance	93,327	101,245	8.5
Concession Fees	105,799	115,657	9.3
Depreciation and Amortization	138,972	168,078	20.9
Operating Costs and Expenses Excluding Construction Costs	737,815	828,634	12.3
Construction Costs	106,691	11,765	(89.0)
Total Operating Costs & Expenses	844,506	840,399	(0.5)

ASUR 1Q18 Page 8 of 25

Total Mexico Operating Costs and Expenses for 1Q18 declined 0.5% year-over-year. This includes construction costs, which fell 89.0%, reflecting lower levels of capital improvements made to concessioned assets during the period. Excluding construction costs, operating costs and expenses increased 12.3% to Ps.828.5 million.

Cost of Services rose 12.5% mainly due to higher energy, security and maintenance expenses. Higher cost of sales from convenience stores directly operated by ASUR, including those opened at Terminal 4 at Cancun Airport, and professional fees in connection with several projects also contributed to the increase in cost of services. Administrative expenses increased by 2.0% YoY.

The 8.5% increase in the Technical Assistance fee paid to ITA reflects EBITDA growth in Mexico, excluding extraordinary items in the quarter, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, rose 9.3%, mainly due to an increase in regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 20.9% YoY, reflecting the recognition of higher investments at year-end 2017.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	First Quarter		% Chg
	2017	2018
Interest Income	54,539	83,157	52.5
Interest Expense	(41,314)	(118,648)	187.2
Foreign Exchange Gain (Loss), Net	7,173	44,410	519.1
Total	20,398	8,919	(56.3)

In 1Q18, ASUR’s Mexico operations reported an Ps.8.9 million Comprehensive Financing Gain, compared to a Ps.20.4 million gain in 1Q17. This was mainly due to the 187.2% increase in interest expenses to Ps.118.6 million in 1Q18, reflecting higher debt in the period. This was partially offset by higher interest income and foreign exchange gains in the period.

In 1Q18, ASUR reported a Ps.44.4 million foreign exchange gain resulting from the 4.6% quarterly average Mexican peso appreciation against the U.S. dollar on ASUR’s foreign currency net asset position, compared with a Ps.7.2 million foreign exchange gain in 1Q17, resulting from the 1.2% quarterly average Mexican peso appreciation during that period. Interest income increased 52.5% YoY to Ps.83.1 million in 1Q18, reflecting a higher cash balance and interest rates.

Mexico Operating Profit and EBITDA

Table 12: Mexico Operating Profit & EBITDA
	First Quarter		% Chg
	2017	2018
Total Revenue	2,476,748	2,597,374	4.9
Total Revenues Excluding Construction Revenues	2,370,057	2,585,610	9.1
Operating Profit	1,632,242	1,756,975	7.6
Operating Margin	65.9%	67.6%	174 bps
Adjusted Operating Margin [1]	68.9%	68.0%	(92 bps)
Net Income [3]	1,338,640	1,486,442	11.0
EBITDA	1,771,234	1,924,357	8.6
EBITDA Margin	71.5%	74.1%	257 bps
Adjusted EBITDA Margin [2]	74.7%	74.4%	(31 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues less construction services revenues.

3 Net Income for 1Q18 includes a loss of Ps.175.2 million from the participation in the results of subsidiaries Aerostar, in Puerto Rico (Ps.18.1 million) and Airplan, in Colombia (Ps.157.1 million) recognized under the equity method.

ASUR 1Q18 Page 9 of 25

In 1Q18, Mexico reported an Operating Profit of Ps.1,757.0 million, resulting in a 67.6% Operating Margin compared with 65.9% in 1Q17, mainly reflecting increases of 11.1% in aeronautical revenues and 5.6% in commercial revenues derived from the 9.3% growth in passenger traffic.

Adjusted Operating Margin in 1Q18, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated as operating profit divided by total revenues less construction services revenues, was 68.0%.

EBITDA increased 8.6% to Ps.1,924.3 million from Ps.1,771.2 million in 1Q17, reflecting higher operating leverage. EBITDA Margin expanded to 74.1% from 71.5% in 1Q17.

During 1Q18, ASUR recognized Ps.11.8 million in “Construction Revenues,” a year-on-year decline of 89.0%, due to lower capital expenditures and investments in concessioned assets. Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, decreased by 31 bps to 74.4%.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations as of March 31, 2018 totaled Ps.1,576.09 million, with an average tariff per workload unit of Ps.179.50 (pesos of December 2016), accounting for approximately 60.96% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Review of Puerto Rico Operations

In May 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, consolidated results as presented above reflect line by line consolidation of Aerostar results starting in June 1, 2017, while prior to that, Aerostar’s results were accounted for by the equity method.

The following discussion compares the stand-alone results of Aerostar for the three-month period ended March 31, 2018 (in which Aerostar was consolidated with ASUR) against the three-month period ended March 31, 2017 (in which Aerostar was not consolidated with ASUR and instead was accounted for by the equity method).

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger
(in thousands of Mexican pesos)
	First Quarter		% Chg
	2017 Not Consolidated	2018 Consolidated
Total Passengers	2,300	1,858	(19.2)

Total Revenues	715,799	642,548	(10.2)
Aeronautical Services	469,280	412,016	(12.2)
Non-Aeronautical Services	246,519	220,636	(10.5)
- Commercial Revenues	243,890	218,328	(10.5)
Construction Services Revenues	-	9,896	n/a
Total Revenues Excluding Construction Services	715,799	632,652	(11.6)

Total Commercial Revenues	243,890	218,328	(10.5)
Commercial Revenues from Direct Operations	58,692	41,400	(29.5)
Commercial Revenues Excluding Direct Operations	185,199	176,928	(4.5)
Total Commercial Revenues per Passenger	106.0	117.5	10.8
Commercial Revenues from Direct Operations per Passenger [1]	25.5	22.3	(12.7)
Commercial Revenues Excl. Direct Operations per Passenger	80.5	95.2	18.2

[1]Represents ASUR’s operation of convenience stores in LMM Airport. Note: Figures in pesos at an average exchange rate of Ps.18.7483

ASUR 1Q18 Page 10 of 25

Puerto Rico Revenues

Total Puerto Rico Revenues for 1Q18 declined 10.2% YoY to Ps.642.5 million, mainly reflecting the impact of Hurricane Maria, which hit Puerto Rico in September 2017 and resulted in the following declines:

•	10.5% in revenues from non-aeronautical services, principally reflecting the 10.5% decline in commercial revenues; and
•	12.2% in revenues from aeronautical services reflecting a decline in aeronautical operations as a result of Hurricane Maria.

Commercial Revenues per Passenger rose to Ps.117.5 from Ps.106.0 in 1Q17.

Seven commercial spaces were opened at LMM Airport during the last twelve months, as shown on Table 15. More details of these openings can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations and parking lot fees.

Table 14: Puerto Rico Airport Commercial Revenue Performance		Table 15: Puerto Rico Airport Summary Retail and Other Commercial Space Opened since March 31, 2017
Business Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened

Car Rental Revenues	16.6%	Food and Beverage	2
Parking Lot Fees	(0.5%)	Car Rental	1
Advertising	(7.0%)	Other Revenue	4
Duty Free	(11.3%)	Total Commercial Spaces	7
Other Revenues	(23.1%)
Food and Beverage Operations	(27.7%)
Retail Operations	(33.3%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Ground Transportation	(40.1%)
Total Commercial Revenues	(10.5%)

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs and Expenses
(in thousands of Mexican pesos)
	First Quarter		% Chg
	2017	2018
Cost of Services	301,585	314,075	4.1
Concession Fees	2,665	31,107	1,067.2
Depreciation and Amortization	116,059	151,319	30.4
Costs & Expenses Excluding Construction Costs	420,309	496,501	18.1
Construction Costs	--	9,896	n/a
Total Operating Costs & Expenses	420,309	506,397	20.5
Note: Figures in pesos at an average exchange rate of Ps.18.7483

Total Operating Costs and Expenses at LMM Airport in 1Q18, including construction costs, increased 20.5% YoY to Ps.506.4 million.

Cost of Services rose 4.1% YoY, mainly due to the recognition of extraordinary items resulting from Hurricane Maria. In accordance with the application of IFRIC 12, Aerostar recognizes on a monthly basis the provision for maintenance of those concession assets that will be replaced before the end of the concession. The monthly amount is Ps.23.5 million.

Concession Fees, which include fees paid to the Puerto Rican government, rose 1,067.2%, reflecting the payment of Ps.31.3 million in connection with the adjustment included in the contract starting on the 6th year

ASUR 1Q18 Page 11 of 25

of the concession, which changes the calculation of the fee from a fixed Ps.2.5 million payment to 5% of revenues for the period.

Depreciation and Amortization increased 30.4%, mainly impacted by the recognition of the amortization from the valuation of the investment in Aerostar under IFRS 3, which impacted depreciation by Ps. 42.3 million.

During 1Q18, Aerostar reported Construction Costs in Puerto Rico for Ps.9.9 million in the quarter, reflecting the capital investments in the concessioned assets during the period.

Excluding construction costs, operating costs and expenses increased 18.1% to Ps.496.5 million.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain
(in thousands of Mexican pesos)
	First Quarter		% Chg
	2017 Not Consolidated	2018 Consolidated
Interest Income	16	9	(43.8)
Interest Expense	(144,232)	(127,800)	(11.4)
Total	(144,216)	(127,791)	(11.4)
Note: Figures in pesos at an average exchange rate of Ps.18.7483

During 1Q18, LMM Airport reported a Ps.127.8 million Comprehensive Financing Loss, compared with a Ps.144.2 million loss in 1Q17.

On February 22, 2013, and as part of the financing of the Concession Agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100 million at an annual interest rate of LIBOR plus 2.10%, payable each July 1 and January 1, and with no fixed maturity date. As of March 31, 2018, the remaining balance was US$62.0 million

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350 million to finance a portion of the Concession Agreement payment to the Puerto Rican Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50 million. In December 2015, Aerostar also contracted a line of revolving credit, which, as of March 31, 2017, had not been utilized.

All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: San Juan Airport Profit & EBITDA
In thousands of Mexican pesos
	First Quarter		% Chg
	2017	2018
	Not Consolidated	Consolidated
Total Revenue	715,798	642,548	(10.2)
Total Revenues Excluding Construction Revenues	715,798	632,652	(11.6)
Operating Profit	295,489	136,151	(53.9)
Operating Margin	41.3%	21.2%	(2009 bps)
Adjusted Operating Margin[1]	41.3%	21.5%	(1976 bps)
Net Income	137,676	1,994	(98.6)
EBITDA	411,548	311,875	(24.2)
EBITDA Margin	57.5%	48.5%	(896 bps)
Adjusted EBITDA Margin[2]	57.5%	49.3%	(820 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.
[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.
Note: Mexican pesos figures at the average exchange rate 18.7483

ASUR 1Q18 Page 12 of 25

In 1Q18, Operating Profit at Puerto Rico declined 53.9% to Ps.136.1 million, with Operating Margin down to 21.2% from 41.3% in 1Q17, principally due to the amortization resulting from the valuation of Aerostar under IFRS3, which impacted amortization by Ps.42.3 million as explained above.

EBITDA declined 24.2% to Ps.311.9 million from Ps.411.5 million in 1Q17, and EBITDA Margin declined 896 bps to 48.5% in 1Q18. Adjusted EBITDA Margin in 1Q18 was 49.3%.

Puerto Rico Capital Expenditures

During 1Q18, Aerostar invested Ps.199.3 million to modernize LMM Airport, mainly for the construction of the Federal Inspection Station and in equipment for LMM’s operations. This compares with investments of Ps.49.2 million in 1Q17.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Port Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Impact from Hurricane Maria

On September 20, 2017, Hurricane Maria, a category 4 hurricane, made landfall on Puerto Rico. Operations at LMM Airport were suspended on September 19 and resumed on a limited basis on September 21, 2017. As of December 31, 2017, LMM Airport regained its capacity for normal management of airport operations. Damages to airport infrastructure are being evaluated by Management and its insurance company and a reasonable estimate is not yet available. Aerostar is insured for infrastructure damage as well as loss of direct income due to such damage. The insurance contract establishes a maximum deductible of US$10.0 million.

Review of Colombia Operations

On October 19, 2017, ASUR acquired a 92.42% ownership stake in Airplan, which operates six airports in Colombia. Therefore, ASUR began to consolidate Airplan’s results on a line by line basis as of that date.

The following discussion compares Airplan's independent results for the period starting January 1 and ended March 31, 2018 (in which Airplan was consolidated with ASUR) against the three-month period starting January 1 and ended March 31, 2017 (in which Airplan was not consolidated with ASUR).

In 1Q18, ASUR accounted for the result of the valuation of its investment in Airplan based on its acquisition of a 92.42% ownership stake on October 19, 2017. As a result, ASUR’s financial statements for 1Q18 reflect the following effects: i) in the Income Statement, Ps.24.0 million in amortization of the concession partially offset by a Ps.7.9 million gain from deferred income taxes and Ps.1.2 million in recognition of the minority interest in Airplan; and ii) in the Balance Sheet, the recognition of a net intangible asset of Ps.1,418.0 million, goodwill of Ps.1,504.9 million, deferred taxes of Ps.612.9 million, and a minority interest of Ps.153.3 million in Stockholders' Equity.

ASUR 1Q18 Page 13 of 25

Table 19: Airplan, Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	First Quarter		% Chg
	2017	2018
	Not Consolidated	Consolidated
Total Passenger	2,590	2,433	(6.1)

Total Revenues	696,552	676,651	(2.9)
Aeronautical Services	298,204	294,833	(1.1)
Non-Aeronautical Services	93,254	91,079	(2.3)
- Commercial Revenues	91,973	89,693	(2.5)
Construction Revenues [1]	305,094	290,739	(4.7)
Total Revenues Excluding Construction Revenues	391,458	385,912	(1.4)
Total Commercial Revenues	91,973	89,693	(2.5)
Total Commercial Revenues per Passenger	35.5	36.9	3.8

Note: For purpose of this table, approximately 74.5 and 47.7 thousand transit and general aviation passengers are included in 1Q17 an 1Q18.
Note: Figures in pesos at an average exchange rate of Ps.152.6771
[1]Construction revenues for Airplan in 1Q18 include the actual construction revenue which is equal to the construction cost of Ps.75.9 million, and an estimated revenue due to valuation of the intangible to present value (guaranteed revenues from the concession) of Ps 214.8 million, according to IFRIC 12.

Colombia Revenues

Total Colombia Revenues for 1Q18 fell 2.9% YoY to Ps.676.7 million, mainly reflecting the following declines:

•	1.1% in revenues from aeronautical services as a result of the 5.2% YoY decline in passenger traffic;
•	2.3% in revenues from non-aeronautical services, principally reflecting the 2.5% decline in commercial revenues, and
•	4.7% in revenues from construction services resulting from lower committed investments.

Total Commercial Revenues per Passenger increased 3.8%, as commercial revenues declined less than passenger traffic in the period.

As shown on Table 21, during the last twelve months, 36 new commercial spaces were opened in Colombia. More details of these openings can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations and parking lot fees.

Table 20: Colombia Commercial Revenues		Table 21: Colombia, Retail and Other Commercial Space Opened Since March 31, 2017
Business Line	YoY Chg.	Type of Commercial Space [1]	# of spaces opened
	1Q18
Retail Operations	43.3%	Retail	3
Car Rental Revenues	28.5%	Other Revenues	20
Food and Beverage Operations	8.7%	Food & Beverage	12
Banking and Currency Exchange Services	1.4%	Car Rental	1
Teleservices	(1.3%)	Total Commercial Spaces	36
Other Revenue	(4.0%)
Parking Lot Fees	(4.2%)
Advertising Revenues	(4.7%)
Ground Transportation	(28.4%)
Duty Free	(100.0%)
Total Commercial Revenues	(2.5%)
		[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 1Q18 Page 14 of 25

Colombia Costs and Expenses

Table 22: Colombia Operating Costs and Expenses
(in thousands of Mexican pesos)
	First Quarter		% Chg
	2017 Not Consolidated	2018 Consolidated
Cost of Services	106,658	90,763	(14.9)
Technical Assistance	63	2,385	3,685.7
Concession Fees	74,374	73,323	(1.4)
Depreciation and Amortization	53,211	129,991	144.3
Operating Costs and Expenses Excluding Construction Costs	234,306	296,462	26.5
Construction Costs	300,940	75,914	(74.8)
Total Operating Costs & Expenses	535,246	372,376	(30.4)
Note: Figures in pesos at an average exchange rate of Ps.152.6771

Total Operating Costs and Expenses in Colombia declined 30.4% YoY in 1Q18 to Ps.372.4 million.

Cost of Services declined 14.9% YoY, mainly reflecting declines of Ps.7.2 million in maintenance expenses and Ps.1.2 million in security expenses, partially offset by higher professional fees and energy costs.

Construction Costs declined 74.8% YoY to Ps.75.9 million, reflecting lower investments in complementary works to concessioned assets during the period.

Concession Fees, which include fees paid to the Colombian government, declined 1.4%, mainly reflecting lower regulated and non-regulated revenues during the period.

Depreciation and Amortization increased 144.3%, mainly reflecting Ps.76.8 million in amortization of the concession (includes recognition of Ps.24 million from the amortization of the concession resulting from the valuation of the investment under IFRS 3), as a result of the increase in the accumulated amortization rate from 67.36% in March 2017 to 78.03% in March 2018.

Colombia Comprehensive Financing Gain /(Loss)

Table 23: Colombia Comprehensive Financing Gain / (Loss)
(in thousands of Mexican pesos)
	First Quarter		% Chg.
	2017 Not Consolidated	2018 Consolidated
Interest Income	1,263	1,501	18.8
Interest Expense	(51,085)	(79,481)	55.6
Foreign Exchange Gain (Loss), Net	241	507	110.4
Total	(49,581)	(77,473)	56.3
Note: Figures in pesos at an average exchange rate of Ps.152.6771

During 1Q18, Airplan reported a Ps.77.5 million Comprehensive Financing Loss, compared with a Ps.49.6 million loss in 1Q17.

On June 1, 2015, Airplan entered into a Ps.3,468.7 million, 12-Year Syndicated Loan Facility with eight banks with a 3-year grace period. Airplan also has a Ps.130.0 million, one-year Treasury Loan from two banks.

ASUR 1Q18 Page 15 of 25

Colombia Operating Profit and EBITDA

Table 24: Colombia Operating Profit & EBITDA
(in thousands of Mexican pesos)
	First Quarter		% Chg
	2017 Not Consolidated	2018 Consolidated
Total Revenue	696,552	676,651	(2.9)
Total Revenues Excluding Construction Revenues	391,458	385,912	(1.4)
Operating Profit	161,306	304,275	88.6
Operating Margin	23.2%	45.0%	2181 bps
Adjusted Operating Margin [1]	41.2%	78.8%	3764 bps
Net Income	10,244	153,819	1,401.5
EBITDA	214,517	434,265	102.4
EBITDA Margin	30.8%	64.2%	3338 bps
Adjusted EBITDA Margin [2]	53.7%	56.9%	312 bps

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues less construction services revenues.

Nota: Figures in pesos at an average exchange rate of Ps.152.6771.

Operating Profit in 1Q18 increased 88.6% to Ps.304.3 million, with Operating Margin up to 45.0% from 23.2% in 1Q17. Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, increased to 78.8% in 1Q18 from 41.2% in 1Q17.

EBITDA increased 102.4% to Ps.434.3 million from Ps.271.5 million in 1Q17, mainly due to a Ps.214.8 million gain from construction services in 1Q18 which include an estimated revenue of Ps.214.8 million which include an estimate of revenues derived from the valuation of the intangible to present value (guaranteed construction revenues) according to IFRIC 12, compared with a Ps.4.2 million gain from construction services in 1Q17. EBITDA Margin increased to 64.2% in 1Q18, from 30.8% in 1Q17, while Adjusted EBITDA Margin, which excludes the impact of IFRIC12 with respect to construction or improvements to concessioned assets, increased 312 basis points to 56.9% in 1Q18.

Colombia Capital Expenditures

During 1Q18, Airplan invested Ps.303.7 million to modernize its airports in Colombia, including: i) the expansion of the passenger terminal, construction of a service center and a hotel at Quibdó airport, and ii) the expansion of the domestic and international passenger terminal, the expansion of the international platform, and progress in the construction of the cargo terminal at Rionegro airport.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property.” As a result, Resolution #04530 issued on September 21, 2007, establishes the tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt de Carapa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

Airplan's regulated revenues for 1Q18 amounted to Ps.294.8 million.

On January 15 of each year, the concessionaire proceeds to update the fees and tariffs in connection with the concession, which are then submitted for revision to the Special Administrative Unit of Civil Aeronautics, and which, after approval, are subsequently charged to the users of the concessioned airports.

ASUR 1Q18 Page 16 of 25

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs,” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represent the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar and 7.58% in Airplan that is owned by other shareholders. Other than Aerostar and Airplan, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues less construction services revenues for Mexico, Puerto Rico and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs,” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

ASUR 1Q18 Page 17 of 25

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 1Q18 Page 18 of 25

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		First Quarter		% Chg	Three - Months		% Chg
		2017	2018		2017	2018
Domestic Traffic		3,077,799	3,458,958	12.4	3,077,799	3,458,958	12.4
CUN	Cancun	1,571,040	1,829,258	16.4	1,571,040	1,829,258	16.4
CZM	Cozumel	27,932	36,255	29.8	27,932	36,255	29.8
HUX	Huatulco	137,471	161,633	17.6	137,471	161,633	17.6
MID	Merida	459,653	509,061	10.7	459,653	509,061	10.7
MTT	Minatitlan	48,798	43,662	(10.5)	48,798	43,662	(10.5)
OAX	Oaxaca	170,511	209,887	23.1	170,511	209,887	23.1
TAP	Tapachula	73,228	69,994	(4.4)	73,228	69,994	(4.4)
VER	Veracruz	289,356	318,956	10.2	289,356	318,956	10.2
VSA	Villahermosa	299,810	280,252	(6.5)	299,810	280,252	(6.5)
International Traffic		4,719,996	5,062,958	7.3	4,719,996	5,062,958	7.3
CUN	Cancun	4,399,299	4,715,943	7.2	4,399,299	4,715,943	7.2
CZM	Cozumel	142,403	141,459	(0.7)	142,403	141,459	(0.7)
HUX	Huatulco	81,513	84,314	3.4	81,513	84,314	3.4
MID	Mérida	48,176	63,334	31.5	48,176	63,334	31.5
MTT	Minatitlan	1,815	1,571	(13.4)	1,815	1,571	(13.4)
OAX	Oaxaca	18,937	27,381	44.6	18,937	27,381	44.6
TAP	Tapachula	3,609	4,295	19.0	3,609	4,295	19.0
VER	Veracruz	15,355	15,542	1.2	15,355	15,542	1.2
VSA	Villahermosa	8,889	9,119	2.6	8,889	9,119	2.6
Total Traffic México		7,797,795	8,521,916	9.3	7,797,795	8,521,916	9.3
CUN	Cancun	5,970,339	6,545,201	9.6	5,970,339	6,545,201	9.6
CZM	Cozumel	170,335	177,714	4.3	170,335	177,714	4.3
HUX	Huatulco	218,984	245,947	12.3	218,984	245,947	12.3
MID	Merida	507,829	572,395	12.7	507,829	572,395	12.7
MTT	Minatitlan	50,613	45,233	(10.6)	50,613	45,233	(10.6)
OAX	Oaxaca	189,448	237,268	25.2	189,448	237,268	25.2
TAP	Tapachula	76,837	74,289	(3.3)	76,837	74,289	(3.3)
VER	Veracruz	304,711	334,498	9.8	304,711	334,498	9.8
VSA	Villahermosa	308,699	289,371	(6.3)	308,699	289,371	(6.3)

US Passenger Traffic, San Juan Airport (LMM)
		First Quarter		% Chg	Three - Months		% Chg
		2017	2018		2017	2018
SJU Total [1]		2,299,936	1,858,298	(19.2)	2,299,936	1,858,298	(19.2)
Domestic Traffic		2,027,682	1,682,957	(17.0)	2,027,682	1,682,957	(17.0)
International Traffic		272,254	175,341	(35.6)	272,254	175,341	(35.6)

Colombia, Passenger Traffic Airplan [3]
		First Quarter		% Chg	Three - Months		% Chg
		2017	2018		2017	2018
Domestic Traffic		2,204,773	2,012,117	(8.7)	2,204,773	2,012,117	(8.7)
MDE	Medellín (Rio Negro)	1,567,040	1,402,237	(10.5)	1,567,040	1,402,237	(10.5)
EOH	Medellín	249,082	249,939	0.3	249,082	249,939	0.3
MTR	Montería	228,950	208,764	(8.8)	228,950	208,764	(8.8)
APO	Carepa	89,557	85,487	(4.5)	89,557	85,487	(4.5)
UIB	Quibdó	50,800	44,920	(11.6)	50,800	44,920	(11.6)
CZU	Corozal	19,344	20,770	7.4	19,344	20,770	7.4
International Traffic		310,777	372,709	19.9	310,777	372,709	19.9
MDE	Medellín (Rio Negro)	310,777	372,709	19.9	310,777	372,709	19.9
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		2,515,550	2,384,826	(5.2)	2,515,550	2,384,826	(5.2)
MDE	Medellín (Rio Negro)	1,877,817	1,774,946	(5.5)	1,877,817	1,774,946	(5.5)
EOH	Medellín	249,082	249,939	0.3	249,082	249,939	0.3
MTR	Montería	228,950	208,764	(8.8)	228,950	208,764	(8.8)
APO	Carepa	89,557	85,487	(4.5)	89,557	85,487	(4.5)
UIB	Quibdó	50,800	44,920	(11.6)	50,800	44,920	(11.6)
CZU	Corozal	19,344	20,770	7.4	19,344	20,770	7.4

[1] Passenger figures for Mexico exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.
2 On May 26, 2017, ASUR increased its ownership stake in LMM Airport from 50% to 60%. While ASUR began fully consolidating line by line Aerostar’s operations starting June 1, 2017, for comparison purposes this table includes traffic figures for LMM Airport for 1Q17 and 1Q18.

ASUR 1Q18 Page 19 of 25

Comercial Spaces

ASUR Retail and Other Commercial Space Opened since March 31, 2017[1]
Business Name	Type	Opening Date
MEXICO
Cancun
Cuadra	Retail	April 2017
Abito	Retail	November 2017
Ace	Car Rental	November 2017
Ado	Transportation	November 2017
Airport Cab	Transportation	November 2017
Alamo	Car Rental	November 2017
Artesanias	Retail	November 2017
Avis	Car Rental	November 2017
Ay Guey	Retail	November 2017
Bijoux Terner	Retail	November 2017
Bodega	Food and Beverage	November 2017
Body Shop	Retail	November 2017
Cocina Mera	Food and Beverage	November 2017
Duty Free	Duty free	November 2017
Duty Paid	Retail	November 2017
Enterprise	Car Rental	November 2017
Europcar	Car Rental	November 2017
Fire Fly	Car Rental	November 2017
Food Court - Área De Sentado	Food and Beverage	November 2017
Food Court - Guacamole Ándale	Food and Beverage	November 2017
Food Court - Guys Burguer	Food and Beverage	November 2017
Food Court - Hacienda Montejo	Food and Beverage	November 2017
Food Court - Johnny Rockets	Food and Beverage	November 2017
Food Court - Wolfgang Puck	Food and Beverage	November 2017
Fox	Car Rental	November 2017
Gold Elements	Retail	November 2017
Guacamole Grill	Food and Beverage	November 2017
Harley Davidson	Retail	November 2017
Heineken Bar	Food and Beverage	November 2017
Hertz	Car Rental	November 2017
Hot Dogs All Dressed	Retail	November 2017
Kipling	Retail	November 2017
Margarita Ville	Food and Beverage	November 2017
Mayfer	Retail	November 2017
Mex	Car Rental	November 2017
National	Car Rental	November 2017
Panama Jack	Retail	November 2017
Pineda Covalin	Retail	November 2017
Porthia	Retail	November 2017
Prisonart	Retail	November 2017
Roger Boots	Retail	November 2017
Samsonite	Retail	November 2017
Scappino	Retail	November 2017
Secure Wrap	Other Revenue	November 2017
Snack Bar Coconut	Food and Beverage	November 2017
Star Island Café	Food and Beverage	November 2017
Starbucks	Food and Beverage	November 2017
Sunglass Hut	Retail	November 2017
Super Shuttle	Transportation	November 2017
Sushi Tequila	Food and Beverage	November 2017
Tawa	Retail	November 2017
Tere Cazola	Retail	November 2017
Tienda De Conveniencia	Retail	November 2017
Trhifty / Dollar	Car Rental	November 2017
Tumi	Retail	November 2017
Turist	Other Revenue	November 2017
Turist (Oficina)	Other Revenue	November 2017
U-Save	Car Rental	November 2017
Watch My Watch	Retail	November 2017
Xelbor Cab	Transportation	November 2017
Adoro Mexico	Retail	December 2017
Budget	Car Rental	December 2017
Food Court -Panda	Food and Beverage	December 2017
ICE CURRENCY	Banking and Currency Exchange Services	January 2018
ICE CURRENCY	Banking and Currency Exchange Services	January 2018
VICTORIA´S SECRET	Retail	February 2018
MAC	Retail	February 2018
BUDGET	Car Rental	February 2018
BUDGET	Car Rental	February 2018
ALAMO	Car Rental	February 2018
NATIONAL	Car Rental	February 2018
STARBUCKS	Food and Beverage	February 2018
CARFLEX	Car Rental	March 2018
CARFLEX	Car Rental	March 2018
CARFLEX	Car Rental	March 2018
Cozumel
SERVICIOS TURISTICOS AEROPORTUARIOS	Other Revenue	March 2018

Huatulco
Global lounge op mex	VIP Lounge	April 2017
Centro Cambiario Fresan	Bank and Foreign	November 2017

ASUR 1Q18 Page 20 of 25

Business Name	Type	Opening Date
SAN JUAN, PUERTO RICO

Gustos Café Public Area - Terminal B	Food and Beverage	June 2017
Popeye's Food Court - Terminal C	Food and Beverage	July 2017
Jet Set Salon - Terminal B	Other Revenue	July 2017
Doggies Boutique - Terminal C	Other Revenue	September 2017
Europcar	Car Rental	September 2017
HR Insurance	Other Revenue	December 2017
Ready Credit (2 new units)	Other Revenue	December 2017
Colombia
Rionegro
SPIRIT AIRLINES INC	Other Revenue	April 2017
TRANSAEREO S.A.S	Other Revenue	July 2017
MARCAPASOS S.A.S	Other Revenue	September 2017
TRANSAEREO S.A.S	Other Revenue	October 2017
PIVO S.A.S.	Food and Beverage	October 2017
RAPIPHARMA S.A.S.	Food and Beverage	October 2017
INDUSTRIA DE RESTAURANTES CASUALES S.A.S	Food and Beverage	November 2017
INSTITUTO DEPARTAMENTAL DE DEPORTES DE ANTIOQUIA	Retail	January 2018
ESTIBOL S.A.S	Retail	February 2018
Olaya herrera
SATENA	Other Revenue	April 2017
SR TRAVEL COLOMBIA S.A.S	Other Revenue	April 2017
HELI JET S.A.S	Other Revenue	July 2017
HELI JET S.A.S	Other Revenue	September 2017
ENERGIZAR S.A	Other Revenue	September 2017
BEDOYA ECHEVERRY MONICA MARIA	Food and Beverage	October 2017
PIVO S.A.S.	Food and Beverage	October 2017
CENTRAL CHARTER DE COLOMBIA	Other Revenue	November 2017
CARIBBEAN SUPPORT AND FLIGHT SERVICE LTDA	Other Revenue	December 2017
INSTITUTO DEPARTAMENTAL DE DEPORTES DE ANTIOQUIA	Retail	January 2018
DEPARTAMENTO DE ANTIOQUIA	Other Revenue	January 2018
AERO NUQUI S.A.S	Other Revenue	February 2018
RENTING COLOMBIA S.A.S	Car Rental	March 2018
Monteria
LASA - SOCIEDAD DE APOYOS AERONÁUTICOS -	Other Revenue	April 2017
DISTRIBUIDORA DOÑA ELENA S.A.	Food and Beverage	April 2017
INGENIERIA DE SERVICIOS B.C. LIMITADA	Other Revenue	July 2017
TURISMO DEL MORROSQUILLO LIMITADA	Other Revenue	September 2017
Quibdo
ÁLVAREZ RESTREPO CARLOS EPI	Other Revenue	May 2017
DORIS GIL ASPRILLA ABADIA	Food and Beverage	July 2017
AERORICO HELADOS	Food and Beverage	November 2017
AVIATUR S.A. AGENCIA DE VIAJES Y TURISMO	Other Revenue	December 2017
Corozal
PEREA ANAYA DIANA CAROLINA	Food and Beverage	June 2017

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 1Q18 Page 21 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	1Q 2017	1Q 2017 Per Workload Unit	1Q 2018	1Q 2018 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	1,014,285	167.6	1,125,764	170.4	11.0	1.7
Non-Aeronautical Revenues	944,952	156.2	1,005,947	152.3	6.5	(2.5)
Construction Services Revenues	94,282	15.6	9,793	1.5	(89.6)	(90.4)
Total Revenues	2,053,519	339.4	2,141,504	324.2	4.3	(4.5)
Operating Profit	1,328,375	219.5	1,416,473	214.4	6.6	(2.3)
EBITDA	1,413,558	233.6	1,529,700	231.6	8.2	(0.9)
Merida
Aeronautical Revenues	93,768	168.0	107,197	176.3	14.3	4.9
Non-Aeronautical Revenues	24,687	44.2	24,863	40.9	0.7	(7.5)
Construction Services Revenues	11,202	20.1	1,340	2.2	(88.0)	(89.1)
Other [2]	16	-	15	-	(6.3)	n/a
Total Revenues	129,673	232.3	133,415	219.4	2.9	(5.6)
Operating Profit	80,337	144.0	74,023	121.7	(7.9)	(15.5)
EBITDA	91,885	164.7	85,754	141.0	(6.7)	(14.4)
Villahermosa
Aeronautical Revenues	45,858	143.3	45,976	154.8	0.3	8.0
Non-Aeronautical Revenues	15,484	48.4	14,952	50.3	(3.4)	3.9
Construction Services Revenues	214	0.7	4	-	(98.1)	(100.0)
Other [2]	19	0.1	19	0.1	-	-
Total Revenues	61,575	192.5	60,951	205.2	(1.0)	6.7
Operating Profit	28,637	89.5	27,710	93.3	(3.2)	4.2
EBITDA	36,078	112.7	35,218	118.6	(2.4)	5.2
Other Airports [3]
Aeronautical Revenues	194,186	188.3	218,910	193.7	12.7	2.9
Non-Aeronautical Revenues	36,837	35.7	42,001	37.2	14.0	4.2
Construction Services Revenues	993	1.0	627	0.6	(36.9)	(40.0)
Other [2]	47	-	44	-	(6.4)	n/a
Total Revenues	232,063	225.0	261,581	231.5	12.7	2.8
Operating Profit	103,601	100.5	123,036	108.9	18.8	8.4
EBITDA	138,232	134.1	158,475	140.2	14.6	4.5
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	326,490	n/a	372,797	n/a	14.2	n/a
Total Revenues	326,490	n/a	372,797	n/a	14.2	n/a
Operating Profit	91,292	n/a	115,733	n/a	26.8	n/a
EBITDA	91,481	n/a	115,210	n/a	25.9	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(326,571)	n/a	(372,874)	n/a	14.2	n/a
Total Mexico
Aeronautical Revenues	1,348,097	169.4	1,497,847	173.3	11.1	2.3
Non-Aeronautical Revenues	1,021,960	128.4	1,087,763	125.9	6.4	(1.9)
Construction Services Revenues	106,691	13.4	11,764	1.4	(89.0)	(89.6)
Total Revenues	2,476,748	311.2	2,597,374	300.6	4.9	(3.4)
Operating Profit	1,632,242	205.1	1,756,975	203.3	7.6	(0.9)
EBITDA	1,771,234	222.5	1,924,357	222.7	8.6	0.1
Puerto Rico[5]
Aeronautical Revenues	-	-	412,016	n/a	n/a	n/a
Non-Aeronautical Revenues	-	-	220,636	n/a	n/a	n/a
Construction Services Revenues	-	-	9,896	n/a	n/a	n/a
Total Revenues	-	-	642,548	n/a	n/a	n/a
Operating Profit	-	-	136,151	n/a	n/a	n/a
EBITDA	-	-	311,874	n/a	n/a	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	-	-	294,833	n/a	n/a	n/a
Non-Aeronautical Revenues	-	-	91,079	n/a	n/a	n/a
Construction Services Revenues	-	-	290,739	n/a	n/a	n/a
Total Revenues	-	-	676,651	n/a	n/a	n/a
Operating Profit	-	-	304,275	n/a	n/a	n/a
EBITDA	-	-	434,266	n/a	n/a	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	1,348,097	n/a	2,204,696	n/a	63.5	n/a
Non-Aeronautical Revenues	1,021,960	n/a	1,399,478	n/a	36.9	n/a
Construction Services Revenues	106,691	n/a	312,399	n/a	192.8	n/a
Total Revenues	2,476,748	n/a	3,916,573	n/a	58.1	n/a
Operating Profit	1,632,242	n/a	2,197,401	n/a	34.6	n/a
EBITDA	1,771,234	n/a	2,670,497	n/a	50.8	n/a

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.
[5] Reflects the results of operations of Puerto Rico, US
[6] Reflects the results of operations of Colombian Airports.

ASUR 1Q18 Page 22 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to March 31, 2018 and 2017
Thousands of mexican pesos

Item	3M	3M	%	1Q	1Q	%
	2017	2018	Chg	2017	2018	Chg
Revenues
Aeronautical Services	1,348,097	2,204,696	63.5	1,348,097	2,204,696	63.5
Non-Aeronautical Services	1,021,960	1,399,478	36.9	1,021,960	1,399,478	36.9
Construction Services	106,691	312,399	192.8	106,691	312,399	192.8
Total Revenues	2,476,748	3,916,573	58.1	2,476,748	3,916,573	58.1

Operating Expenses
Cost of Services	342,618	790,227	130.6	342,618	790,227	130.6
Cost of Construction	106,691	97,575	(8.5)	106,691	97,575	(8.5)
General and Administrative Expenses	57,099	58,265	2.0	57,099	58,265	2.0
Technical Assistance	93,327	103,630	11.0	93,327	103,630	11.0
Concession Fee	105,799	220,087	108.0	105,799	220,087	108.0
Depreciation and Amortization	138,972	449,388	223.4	138,972	449,388	223.4
Total Operating Expenses	844,506	1,719,172	103.6	844,506	1,719,172	103.6

Operating Income	1,632,242	2,197,401	34.6	1,632,242	2,197,401	34.6

Comprehensive Financing Cost	20,398	(196,345)	(1,062.6)	20,398	(196,345)	(1,062.6)

Income from results of Joint Venture Accounted by the Equity Method	68,839	-	(100.0)	68,839	-	(100.0)

Income Before Income Taxes	1,721,479	2,001,056	16.2	1,721,479	2,001,056	16.2

Provision for Income Tax	497,974	500,207	0.4	497,974	500,207	0.4
Provision for Asset Tax	233	233	-	233	233	-
Deferred Income Taxes	(115,368)	33,533	(129.1)	(115,368)	33,533	(129.1)

Net Income for the Year	1,338,640	1,467,083	9.6	1,338,640	1,467,083	9.6

Majority Net Income	1,338,640	1,454,626	8.7	1,338,640	1,454,626	8.7
Non- controlling interests	-	12,457	-	-	12,457	-

Earning per Share	4.4621	4.8488	8.7	4.4621	4.8488	8.7
Earning per American Depositary Share (in U.S. Dollars)	2.4422	2.6538	8.7	2.4422	2.6538	8.7

Exchange Rate per Dollar Ps. 18.2709

ASUR 1Q18 Page 23 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to March 31, 2018 and 2017
Thousands of mexican pesos

Item	March 2018	December 2017	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	5,725,346	4,677,454	1,047,892	22.4
Cash and cash equivalents restricted	262,252	106,350	155,902	146.6
Accounts Receivable, net	836,828	685,502	151,326	22.1
Recoverable Taxes and Other Current Assets	425,793	318,556	107,237	33.7
Total Current Assets	7,250,219	5,787,862	1,462,357	25.3

Non Current Assets
Machinery, Furniture and Equipment, net	455,097	473,238	(18,141)	(3.8)
Intangible assets, airport concessions and Goodwill-Net	49,201,363	50,353,003	(1,151,640)	(2.3)
Accounts Receivable from Joint Venture	-	-	-	-
Investment in Joint Venture Accounted by the Equity Method	-	-	-	-
Total Assets	56,906,679	56,614,103	292,576	0.5

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	532,608	428,883	103,725	24.2
Bank Loans	449,618	173,470	276,148	159.2
Accrued Expenses and Others Payables	1,534,495	1,806,295	(271,800)	(15.0)
Total Current Liabilities	2,516,721	2,408,648	108,073	4.5

Long Term Liabilities
Bank Loans	10,005,198	10,321,383	(316,185)	(3.1)
Long Term Debt	6,558,799	7,149,177	(590,378)	(8.3)
Deferred Income Taxes	3,040,171	3,033,930	6,241	0.2
Employee Benefits	10,290	12,664	(2,374)	(18.7)
Total Long Term Liabilities	19,614,458	20,517,154	(902,696)	(4.4)
	-	-	-	-
Total Liabilities	22,131,179	22,925,802	(794,623)	(3.5)

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	1,075,002	1,075,002	-	-
Net Income for the Period	1,467,083	6,750,165	(5,283,082)	(78.3)
Cumulative Effect of Conversion of Foreign Currency	(41,261)	195,511	(236,772)	(121.1)
Retained Earnings	17,010,650	10,252,124	6,758,526	65.9
Non- Controlling interests	7,496,750	7,648,223	(151,473)	(2.0)
Total Stockholders' Equity	34,775,500	33,688,301	1,087,199	3.2

Total Liabilities and Stockholders' Equity	56,906,679	56,614,103	292,576	0.5
Exchange Rate per Dollar Ps. 18.2709

ASUR 1Q18 Page 24 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to March 31, 2018 and 2017
Thousands of mexican pesos

Item	3M	3M	%	1Q	Q	%
	2017	2018	Chg	2017	2018	Chg
Operating Activities
Income Before Income Taxes	1,721,479	2,001,056	16.2	1,721,479	2,001,056	16.2
Items Related with Investing Activities:
Depreciation and Amortization	138,972	449,388	223.4	138,972	449,388	223.4
Income from Results of Joint Venture Accounted by the Equity Method	(68,839)	-	(100.0)	(68,839)	-	(100.0)
Interest Income	(54,539)	(70,246)	28.8	(54,539)	(70,246)	28.8
Interest payables	41,314	311,507	654.0	41,314	311,507	654.0
Foreign Exchange Gain (loss), net unearned	(223,684)	(116,777)	(47.8)	(223,684)	(116,777)	(47.8)
Sub-Total	1,554,703	2,574,928	65.6	1,554,703	2,574,928	65.6
Increase in Trade Receivables	(272,011)	(155,899)	(42.7)	(272,011)	(155,899)	(42.7)
Decrease in Recoverable Taxes and other Current Assets	190,164	(128,147)	(167.4)	190,164	(128,147)	(167.4)
Income Tax Paid	(478,406)	(534,110)	11.6	(478,406)	(534,110)	11.6
Trade Accounts Payable	132,392	223,494	68.8	132,392	223,494	68.8

Net Cash Flow Provided by Operating Activities	1,126,842	1,980,266	75.7	1,126,842	1,980,266	75.7

Investing Activities
Investments in Associates	-	-	-	-	-	-
Loans granted to Associates	-	-	-	-	-	-
Restricted cash	-	-	-	-	-	-
Investments in Machinery, Furniture and Equipment, net	(83,514)	(599,245)	617.5	(83,514)	(599,245)	617.5
Interest Income	35,149	68,736	95.6	35,149	68,736	95.6
Initial recognition for consolidation	-	-	-	-	-	-

Net Cash Flow used by Investing Activities	(48,365)	(530,509)	996.9	(48,365)	(530,509)	996.9

Excess Cash to Use in Financing Activities	1,078,477	1,449,757	34.4	1,078,477	1,449,757	34.4

Banks Load	-	-	-	-	-	-
Paid debt	-	(317,203)	-	-	(317,203)	-
Interest paid	(80,809)	(84,662)	4.8	(80,809)	(84,662)	4.8
Dividends Paid	-	-	-	-	-	-

Net Cash Flow used by Financing Activities	(80,809)	(401,865)	397.3	(80,809)	(401,865)	397.3

Net Increase in Cash and Cash Equivalents	997,668	1,047,892	5.0	997,668	1,047,892	5.0

Cash and Cash Equivalents at Beginning of Period	3,497,635	4,677,454	33.7	3,497,635	4,677,454	33.7

Cash and Cash Equivalents at the End of Period	4,495,303	5,725,346	27.4	4,495,303	5,725,346	27.4

ASUR 1Q18 Page 25 of 25

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date:April 23, 2018